Filed by Wachovia Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934, as amended

Subject Company: SouthTrust Corporation
Commission File No.: 333-117283

Date: September 29, 2004

This filing contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to each of Wachovia Corporation, SouthTrust Corporation and the combined company following the proposed merger between Wachovia and SouthTrust, as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including, without limitation, (i) statements relating to the benefits of the merger, including future financial and operating results, cost savings, enhanced revenues and the accretion or dilution to reported earnings that may be realized from the merger, (ii) statements relating to the benefits of the retail securities brokerage combination transaction between Wachovia and Prudential Financial, Inc. completed on July 1, 2003, including future financial and operating results, cost savings, enhanced revenues and the accretion of reported earnings that may be realized from the brokerage transaction, (iii) statements regarding certain of Wachovia’s and/or SouthTrust’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (iv) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s control).

The following factors, among others, could cause Wachovia’s or SouthTrust’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and SouthTrust in connection with the merger or the businesses of Wachovia and Prudential in the brokerage transaction will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger or the brokerage transaction may not be fully realized or realized within the expected time frame; (3) revenues following the merger or the brokerage transaction may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger or the brokerage transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of Wachovia’s or SouthTrust’s shareholders to approve the merger; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or SouthTrust conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s and/or SouthTrust’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) inflation, interest rate, market and monetary fluctuations; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, Wachovia’s mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities. Additional factors that could cause Wachovia’s and SouthTrust’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and SouthTrust’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning Wachovia or the proposed merger or other matters and attributable to Wachovia or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and SouthTrust do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

The proposed merger will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration. Shareholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and SouthTrust, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at www.wachovia.com under the tab “Inside Wachovia—Investor Relations” and then under the heading “Financial Reports—SEC Filings”. You may also obtain these documents, free of charge, at www.southtrust.com under the tab “About SouthTrust”, then under “Investor Relations” and then under “SEC Documents”. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782, or to SouthTrust Corporation, P. O. Box 2554, Birmingham, AL 35290, (205)-254-5187.

The following news release was issued by Wachovia

Wachovia Contacts:
Spandy Deem
704.374.2710

Vince Scanlon
336-732-6387

Tanager Contact:
Drew Bottaro
781-893-8040

Press Release Sept. 29, 2004

WACHOVIA TO ACQUIRE BOSTON WEALTH ADVISORY FIRM, TANAGER FINANCIAL SERVICES
Tanager Gives Wachovia Wealth Management First Presence in Boston

Waltham, Mass. — Wachovia Corporation, the nation’s fifth largest bank holding company, announced today that it has agreed to acquire the assets of Tanager Financial Services, Inc., of Waltham, Mass. Tanager, the nation’s 10th largest independent wealth advisory firm, will become part of Wachovia Wealth Management and its Calibre family office business. The Boston office of Tanager will become Calibre’s third location, in addition to offices in Philadelphia and Winston-Salem, N.C.

Tanager was established in 1995 and in less than a decade has grown to 47 employees serving 175 families representing $2 billion in assets under advisement.

Stanhope Kelly, president of Wachovia Wealth Management, said the acquisition is part of a strategic plan for the company to expand in attractive growth markets. Wachovia Wealth Management is also opening an office in Dallas and opened its first Manhattan office last year.

“Wachovia Wealth Management is emerging as a leading wealth manager, as we build our presence in important high net worth markets such as Boston,” Kelly said. “We will continue to look for opportunities as we broaden our client base in key locations.”

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Wachovia to Acquire Tanager Financial Services – page 2

Tanager President David Beatty said the firm was attracted to Wachovia by its integrated, holistic approach to wealth management and the sophistication of its Calibre family office practice. Calibre is one of the largest multifamily offices in the U.S., with more than $10 billion in assets under care, serving 180 families. Joining Wachovia will enable the firm to offer clients a more comprehensive array of services than Tanager could offer alone, Beatty said, including fiduciary services, expanded charitable services, credit and more flexible financial information and reporting systems.

“By partnering with Wachovia and Calibre, we will be able to provide our clients with many advantages,” Beatty said. “Two are paramount. First, we are assuring our clients of the long-term stability of our firm – something that few independent advisors can do. Our client service teams will remain intact, and the founders plan to remain a part of the team for many years to come. Second, we are maintaining our core values and culture. We will retain our objective, open-architecture strategic investment approach.”

Dan Prickett, executive vice president of investments at Wachovia Wealth Management, said that Tanager was appealing to Wachovia because of its sophisticated investment style and dedicated investment consulting department. “We’re very pleased to have won Tanager’s confidence as a firm that can deliver their clients the resources of a Fortune 100 company, while at the same time enabling them to retain their character as a boutique firm,” Prickett said.

Glenn Frank, vice president of Tanager’s Wealth Advisory Group, said the Wealth and Family Office groups in Tanager would continue to work in tandem, serving a wide range of clients with investment assets of client families ranging from $1 million to hundreds of millions of dollars.

Terms of the deal were not disclosed. The acquisition is expected to close in the fourth quarter of 2004. Cambridge International Partners and Kadis & Co. acted as financial advisors to Tanager.

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Wachovia to Acquire Tanager Financial Services – page 3

Wachovia Corporation (NYSE:WB) is the 5th largest wealth manager in the country, according to Barron’s 2003 rankings of U.S. Wealth Managers. Wachovia is one of the largest providers of financial services to retail, brokerage and corporate customers in the nation, with assets of $418.4 billion, market capitalization of $58.3 billion and stockholders’ equity of $32.6 billion at June 30, 2004. Its four core businesses, the General Bank, Capital Management, Wealth Management, and the Corporate and Investment Bank, serve 12 million client relationships (including households and businesses), primarily in 11 East Coast states and Washington, D.C. Its full-service retail brokerage firm, Wachovia Securities, LLC, serves clients in 49 states. Global services are offered through 32 international offices. Online banking and brokerage products and services also are available through Wachovia.com.

Information Regarding Proposed Merger with SouthTrust Corporation

On June 21, 2004, Wachovia Corporation announced an agreement to merge with SouthTrust Corporation. The proposed merger will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration. Shareholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain copies of all documents filed with the SEC regarding the proposed merger, free of charge, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at www.wachovia.com or at southtrust.com.

Wachovia and SouthTrust, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and SouthTrust in connection with the proposed merger. Information about Wachovia’s and SouthTrust’s directors and executive officers and other persons who may be deemed participants in the transaction is contained in the definitive joint proxy statement/prospectus regarding the proposed merger. You may obtain free copies of these documents as described in the preceding paragraph.

END

The following was provided to Wachovia shareholders

Investor Quick Facts Midyear 2004

At June 30, 2004

Assets	$418.4 billion
Market capitalization	$58.3 billion
Stockholders’ equity	$32.6 billion
5th largest banking company
3rd largest retail brokerage firm
18th largest mutual fund company

Wachovia Corporation (NYSE:WB) is one of the largest providers of financial services to retail banking, brokerage, wealth and corporate customers in the United States, with assets of $418 billion at June 30, 2004. The company provides a complete range of retail banking, asset management and investment banking products and services to help our 12 million household and business clients meet their financial goals. Wachovia’s retail and commercial banking operations form a dominant presence in 11 Southeast and East Coast states. Our retail brokerage unit, Wachovia Securities LLC, serves clients through more than 700 offices in 49 states and Washington, D.C. International banking services are offered worldwide through more than 30 offices. Online banking is available through wachovia.com, and brokerage products and services are available through wachoviasec.com.

In June, Wachovia and SouthTrust Corporation agreed to merge. Upon completion of the merger, which is subject to approval by regulatory bodies and both companies’ shareholders, SouthTrust would add approximately $53 billion in assets and 1.7 million customers, and strengthen Wachovia’s competitive position in Florida, Georgia and Texas.

Your Investment Highlights

■	Financial Performance

•	Eight consecutive quarters of double-digit earnings growth
•	49% three-year total shareholder return on your common stock
•	14% increase in common stock dividend since year-end 2003
•	8th largest banking company in the world, based on market capitalization

■	Business Strategy

Broad Distribution Network

•	3,272 financial centers and brokerage offices, 4,4oo ATMs, telephone and Internet
•	Sales force of 30,000 bank sales and service associates; nearly 11,000 registered representatives, including 2,900 financial specialists and 1,100 full-service brokers in financial centers; more than 950 wealth management advisors; 1,000 commercial and small business relationship managers; and nearly 700 corporate and institutional coverage officers

Balanced Business Mix

•	Steady revenue stream in a challenging environment and upside potential in an improving economy
•	Relatively stable mix of interest income and fee income; about 50% of Wachovia’s first half 2004 revenue came from banking operations and 50% came from a broad array of asset management, wealth management, and corporate and investment banking businesses.
•	Wachovia attracted $23.5 billion in new core deposits and $3.2 billion in annuities in the first half of 2004

■	Growth Potential

Continued Momentum Drives Results

•	Earnings per share for first half 2004 up 24% and total revenue up 19% from year earlier, including the impact of the retail brokerage transaction
•	Wachovia reported strong balance sheet growth with average core deposits up 23% and average loans up 2% in the first half of 2004 from the same period a year earlier
•	Net new retail checking account sales were up 83% over June 30 a year ago, and revenue per financial center in the first half of the year was up 10% over the prior year period

Preferred By Customers

•	Customer satisfaction and loyalty rankings among industry best-in-class
•	Generated record new customer acquisition during recent merger integrations

            Share Info

Trading symbol: WB

Listing: NYSE

Common shares outstanding:

1.3 billion at June 30, 2004

Including predecessor Union

National Bank, dividends

paid every year since 1910.

This document is for informational purposes only and is neither an offer to buy or sell nor a solicitation of offers to buy or sell any securities. It should be read in conjunction with documents filed with the Securities and Exchange Commission, including the most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. All financial results, balance sheet data and other information presented in this document are qualified in their entirety by reference to these reports. This document contains forward-looking statements, and a discussion of various factors that could cause actual results to differ materially from these statements is included in our SEC filings.

■	Wachovia’s Improving Performance

	June 30, 2003	June 30, 2004
Balance Sheet Strengthening
Market Capitalization ($B)	$53	58
Stockholders’ Equity ($B)	$32	33
Long Term Debt Rating (Moody’s)	Aa3	Aa3
We intend to maintain the highest standards for capital levels and liquidity.

Asset Quality Improving
Nonperforming Assets/Loans, net,	1.04%	0.55
Foreclosed Properties and Loans Held for Sale
Net Charge-offs/Loans	0.46	0.15
Reserves/Nonperforming Assets	154	241
Reserves/Nonperforming Loans	167%	270
Improved loan quality and proactive credit actions have reduced balance sheet risk.

Capital Adequacy
Tier 1 Capital	8.33%	8.36
Total Equity/Total Assets	8.91%	7.80
We maintain capital well above regulatory minimums for “well capitalized banks.”

Market Ratios
Price/Earnings	13.57x	11.41
Tangible Price/Book	2.88%	2.92
Dividend Yield	3.20%	3.60

■	Market Opinion

Recent Performance*

	WB	S&P 500 Financial Index	Dow Jones Industrial Average	S&P 500 Index
Month-End	6.8%	3.4	0.6	0.4
Year-to-Date	3.3	3.6	-1.3	0.4
Three-Year	49.3%	17.2	9.0	2.4

*At August 31, 2004

Debt Ratings At June 30, 2004
	Moody’s	Standard & Poor’s	Fitch
Outlook	Stable	Positive	Positive
Wachovia Corporation
Senior long-term	Aa3	A	A+
Subordinated long-term	A1	A-	A
Short-term	P-1	A-1	F 1

Wachovia Bank
Long-term	Aa2	A+	AA-
Short-term	P-1	A-1	F1+
Subordinated debt	Aa3	A	A

■	Merger and Investment Update

•	Wachovia Corporation and SouthTrust Corporation signed a definitive merger agreement on June 21, 2004. The proposed merger is expected to be submitted to Wachovia’s and SouthTrust’s shareholders for their vote in October. Important information will soon be mailed to you concerning the proposed merger. In the meantime, Wachovia has filed a registration statement with the SEC containing a preliminary joint proxy statement/prospectus and other relevant documents about the merger. All of these documents containing information about Wachovia or SouthTrust may be obtained for free at the SEC’s internet site, http://www.sec.gov, at www.wachovia.com or at www.southtrust.com. When you receive the merger mailing, please read the definitive proxy statement/prospectus carefully because it will contain important information about the merger.

•	Wachovia, SouthTrust, and their respective directors and executive officers may participate in soliciting proxies from Wachovia and/or SouthTrust shareholders in connection with the merger vote. Information about these directors and executive officers is in Wachovia’s and SouthTrust’s respective proxy statements for their 2004 annual shareholders’ meetings filed with the SEC. The definitive joint proxy statement/prospectus regarding the merger will contain additional information regarding the interests of participants in the merger.

•	The two companies believe the merger will create an unmatched franchise in their high-growth Southeastern footprint, and accelerate Wachovia’s already announced expansion into attractive Texas markets. The key leaders of the combined company’s General Bank, Risk Management and Wealth Management organizations have already been named to help ensure a smooth, well-organized transition that will allow Wachovia to continue to effectively serve customers and maintain their valuable relationships. Planning for the merger integration has already begun. A detailed, 15-month integration timeline and a 65-person joint integration team are already in place and the team is moving forward with merger integration planning.

•	Last year, Wachovia Securities, LLC, and Prudential Financial, Inc., combined their retail brokerage units and private client groups. The integration of the two firms’ brokerage systems onto one operating platform took place over the Labor Day weekend. Many new products and services have been introduced to clients as a result of this transaction, and progress has been made on gaining overall efficiencies, including the consolidation of 78 brokerage branch offices. All retail brokerage integration activities are expected to be complete by year-end 2004.

Contact Us

Investor Relations

Wachovia Corporation Investor Relations

One Wachovia Center NC 0206

301 South College Street

Charlotte, North Carolina 28288-0206

Interactive voice response system: 1-704-374-6782

Online: http://www.wachovia.com/investor

Email: investor.relations@wachovia.com

	Transfer Agent Wachovia Shareholder Services 1525 West W.T. Harris Blvd. 3C3 Charlotte, North Carolina 28288-1153 1-800-347-1246	Bank Customers General Questions: 1-704-590-0000 Customer Service: 1-800-922-4684

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